Exhibit 99.1

Rail Vision Regains Compliance with Nasdaq Minimum Bid Price Requirement

Ra’anana, Israel, February 23, 2026 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company focused on transforming railway safety and the rail data markets seeking, today announced that it has received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”), informing the Company that it has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

The Company had previously announced that it was notified by Nasdaq on September 3, 2025, that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s common shares had been below $1.00 for more than 30 consecutive business days.

On February 19, 2026, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from February 4 through February 18, 2026, the closing bid price of the Company’s common shares was $1.00 per share or greater, that the Company has hence regained compliance with Listing Rule 5550(a)(2) and that the matter is now closed.

About Rail Vision Ltd.

Rail Vision is an early commercialization stage technology company focused on transforming railway safety and the rail data market. The Company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations:

Michal Efraty

investors@railvision.io